News Release

BROOKFIELD PROPERTY PARTNERS

COMPLETES ANNUAL FILINGS

March 17, 2015 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) announced today that it has filed its 2014 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2014, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfieldpropertypartners.com and a hard copy will be provided to unitholders free-of-charge upon request.

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Brookfield Property Partners is one of the world’s largest commercial real estate companies. Our goal is to be the leading global owner, operator and investor in best-in-class commercial property assets. Our diversified portfolio includes interests in over 100 premier office properties and over 150 best-in-class retail malls around the globe. We also hold interests in multifamily, industrial, hotel and triple net lease assets through a Brookfield-managed private equity fund. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Matt Cherry, VP, Investor Relations

(212) 417-7488; matthew.cherry@brookfield.com